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Rodney H. Bell 305.789.7639 Rodney.Bell@hklaw.com

May 22, 2017

Joseph McCann
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Emergent Capital, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 18, 2017
File No. 001-35064

Dear Mr. McCann:

On behalf of Emergent Capital, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated May 15, 2017, regarding the preliminary Proxy Statement on Schedule 14A filed with the Commission on April 18, 2017. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
In addition, we have simultaneously filed a copy of Amendment No. 1 to the Company’s Schedule 14A and this letter via EDGAR. For your review, we have included herewith four courtesy copies of the Schedule 14A marked to show changes from the Schedule 14A filed on April 18, 2017.
Item 4 – Vote to Approve the Amendment to the Articles of Incorporation, page 28

1.
We refer to your disclosure in the third paragraph on page 28 indicating that you seek to authorize approximately 349.4 million additional common shares and that you will issue at least 126 million common shares in the Recapitalization Transaction. Accordingly, please refer to Item 11(e) of Schedule 14A and furnish the information required by Item 13(a).

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Joseph McCann
May 22, 2017

The information required by Item 13(a)(1)-(5) of Schedule 14A is included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into the preliminary Proxy Statement pursuant to Item 13(b)-(c) of Schedule 14A. See page 43 of the preliminary Proxy Statement. Further, the additional financial information required by Item 13(a) of Schedule 14A pursuant to Rule 3-05 and Article 11 of Regulation S-X is not applicable to this transaction. Additionally, the disclosure required by Item 13(a)(6) can be found on page 27 of the preliminary Proxy Statement.

2.
Based on your disclosures on page 29, it appears that the Recapitalization Transaction calls for you to issue 115 million common shares and warrants overlying an additional 42.5 million common shares. Accordingly, please revise the third paragraph on page 28 to clarify the maximum potential dilution the Recapitalization Transaction could have to existing shareholders. Please also include in this figure any increase in the number of shares held in reserve for future issuance under the new convertible notes you expect to issue in exchange for outstanding convertible notes, above the 37.1 million shares currently reserved for issuance under the outstanding convertible notes.

The Company has amended the third paragraph on page 28 of the preliminary Proxy Statement to clarify the maximum potential dilution the Recapitalization Transaction could have to existing shareholders, including any increase in the number of shares held in reserve for future issuance under the new convertible notes, if any.

3.	Please revise the third paragraph on page 28 to indicate whether shareholders will have the opportunity to vote on the Recapitalization Transaction or any of its constituent transactions.
The Company has amended the third paragraph on page 28 of the preliminary Proxy Statement to indicate that shareholders will not have the opportunity to vote on the Recapitalization Transaction or any of its constituent transactions other than the vote on the Amended Articles.

4.	Please revise to disclose whether you have any current plans, arrangements, etc. for the newly authorized common shares (exclusive of the common shares issuable in the Recapitalization Transaction).
The Company has amended the preliminary Proxy Statement to disclose that it does not have any other current plans or arrangements to issue the newly authorized shares of Common Stock remaining after the closing of the Recapitalization Transaction.
Reason for Amended Articles - Description of Recapitalization Transaction, page 28

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Joseph McCann
May 22, 2017

5.
In light of the significant changes that the Recapitalization Transaction would have with respect to your capital structure and corporate control, please revise to describe briefly the background to the recapitalization. For instance, please consider disclosure concerning your contacts and negotiations with PJC Investments, your note holders and any other parties to the transaction.

The Company has amended the preliminary Proxy Statement to provide additional background to the recapitalization.

6.	Please revise to identify the "Investor" and the "Purchasers."
The Company has amended the preliminary Proxy Statement to clarify the identity of the “Investor” and the “Purchasers.”

7.
With reference to the disclosure in the first full paragraph on page 30, please tell us how you calculate the 18% and 28% figures given that your disclosure in the second paragraph on page 28 indicates that you presently have approximately 28.4 million shares outstanding.

In its preliminary Proxy Statement filed on April 18, 2017, the Company stated that PJC would own between 18% and 28% of the Company’s Common Stock. This calculation was made assuming that all of the shares to be authorized by the amendment to the Articles of Incorporation to be voted on by the Company’s shareholders were in fact issued. The Company has amended the preliminary Proxy Statement to reflect PJC’s ownership of the actual (or assumed, as appropriate) number of issued and outstanding shares of Common Stock of the Company.
As revised, the definitive Proxy Statement will reflect that PJC will own, following its purchase of 75,000,000 shares of Common Stock under the Common Stock Purchase Agreement, 52.3% of the then issued and outstanding shares of the Company’s Common Stock. Assuming that PJC were to also exercise and purchase all of the 42,500,000 shares under the Warrant, then PJC would own up to 63.2% of the Company’s then issued and outstanding shares of Common Stock.
General

8.	Please revise the proxy card to reflect that it relates to an annual as opposed to a special meeting. Also please indicate on the proxy card that it is in preliminary form.
The Company has amended the proxy card to reflect the appropriate revisions as indicated by the Staff.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Joseph McCann
May 22, 2017

If you have any questions regarding the above, please contact the undersigned at (305) 789-7639.

Sincerely yours,

/s/ Rodney H. Bell

Rodney H. Bell